Antisoma plc
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Wednesday 10 May 2006

SUPPL

Ladies and Gentlemen:

Antisoma plc
Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

dw 5/18

Name: Margherita Lupi
Title: Communication Manager

ANTISOMA

Antisoma to present at the Rodman and Renshaw conference

10 May 2006, London, UK – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that Glyn Edwards, its Chief Executive Officer, will present at the Rodman and Renshaw 3rd Annual Global Healthcare Conference on Tuesday 16 May at 13:00 CET in Monte Carlo.

A webcast of the presentation will be available on Antisoma's website www.antisoma.com. It is recommended that viewers log on 15 minutes early in order to register and download any necessary software. A recorded replay of the presentation will be available after the conference.

Enquiries:

Margherita Lupi — +44 (0)20 8799 8200
Communications Manager

Background on Antisoma

Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Antisoma has a broad strategic alliance with Roche to develop and commercialise products from its pipeline. Please visit www.antisoma.com for further information.